

November 3, 2016

Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Ave., Suite 708
Saddle Brook, NJ 07663

  Re: **Swiss Helvetia Fund, Inc.**
    Schedule 13D filing made by Bulldog Investors, LLC et al.
    Amendments filed October 25, 2016 and November 1, 2016
    File No. 005-53317

Dear Mr. Goldstein:

  We have reviewed the above-captioned filings and have the following comment. In our comment, we ask for information so that we may better understand your disclosure. Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing any response that may be filed in response to this comment, we may have additional comments.

1. Exhibit A of the amended Schedule 13D filing made on October 25, 2016 indicates you requested written assent from shareholders to authorize a special meeting. Given that Exhibit A described the communication as a solicitation, and no proxy statement was filed pursuant to Rule 14a-6(a) as required by Rule 14a-3(a), please advise us of the exemption upon which Bulldog and any other participants in the solicitation relied. In addition, please provide us with a brief legal analysis that explains the basis for the participants' belief that such exemption was available and addresses the fact the self-described solicitation was made available to the public through the amended filing.

  We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

         Sincerely,

         /s/ Nicholas P. Panos

         Nicholas P. Panos
         Senior Special Counsel
         Office of Mergers & Acquisitions